Exhibit 99

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care

Investor News                                  Fresenius Medical Care AG
                                               Investor Relations
                                               Else-Kroner-Str. 1
                                               D-61352 Bad Homburg

                                               Contact:
                                               Oliver Maier
                                               ------------
                                               Phone:  + 49 6172 609 2601
                                               Fax:    + 49 6172 609 2301
                                               E-mail: ir-fms@fmc-ag.com

                                               North America:
                                               Heinz Schmidt
                                               -------------
                                               Phone:  + 1 781 402 9000
                                                            Ext.:  4518
                                               Fax:    + 1 781 402 9741
                                               E-mail: ir-fmcna@fmc-ag.com
                                               Internet: http://www.fmc-ag.com

                                               August 31, 2005


                 Shareholders of Fresenius Medical Care Approve
            Conversion of Preference Shares into Ordinary Shares and
                  the Transformation of Legal Form into a KGaA


Bad Homburg, Germany - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today reports that its shareholders have approved the proposed transformation of the Company's legal form into a Kommanditgesellschaft auf Aktien (KGaA) and the plan for a voluntary exchange offer to convert the Company's preference shares into ordinary shares.

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A large majority of Ordinary Shareholders approved both proposals at the
Extraordinary General Meeting (EGM). The transformation was approved by nearly 91 % of the represented ordinary share capital, and the conversion was approved by nearly 94% of the represented ordinary share capital. As a result, the required three-fourths majority of the represented ordinary share capital was achieved for both proposals.

At the Separate Meeting of Preference Shareholders, which was held immediately following the EGM, the preference share conversion proposal was approved by nearly 85% of the represented preference share capital, i.e. with the required three-fourths majority. Preference shareholders were not entitled to vote on the change of the legal form.

Ordinary and preference shareholders approved the conversion based on the preannounced countermotion by Citadel Equity Fund Ltd., London, which was also supported by Fresenius AG. This countermotion requested a reduction of the conversion premium to (euro) 9.75 per bearer preference share instead of the originally suggested conversion premium of (euro) 12.25.

In addition, the Extraordinary General Meeting approved the adjustment of the existing Employee Participation Programs and agreed to a new level of Authorized Capital.

At the Extraordinary General Meeting, 72% of the ordinary share capital and 68% of the preference share capital was represented. At the Separate Meeting of Preference Shareholders 68% of the preference share capital was represented.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "This decision by our shareholders enables Fresenius Medical Care to make a major step towards enhancing the attractiveness of our shares and in providing flexibility for future growth opportunities. The conversion of preference shares into

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ordinary shares simplifies our share structure and, consequently, is expected to improve trading liquidity of the ordinary shares as well as advancing Fresenius Medical Care's position on the German stock index (DAX). Our new corporate and capital structure also assures consistently high standards of corporate governance and transparency. The approved initiatives will give us further financial flexibility for the benefit of all stakeholders."

                                      ***


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,645 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 128,200 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


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